Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
(in millions)	2004	2003
Earnings:
Earnings before income taxes and accounting changes	$1,195	$882
Add: Interest expense	39	25
Add: One-third of rental expense (a)	59	56
Total earnings	$1,293	$963

Fixed Charges:
Interest expense	$39	$25
Interest capitalized	6	7
One-third of rental expense (a)	59	56
Total fixed charges	$104	$88

Ratio of Earnings to Fixed Charges	12.4	10.9

(a) Considered to be representative of interest factor in rental expense.